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[PARADIGM GEOPHYSICAL LOGO]


FOR IMMEDIATE RELEASE

CONTACTS:
Brian W. Berman, CFO                                Steven Curtis
Paradigm Geophysical Ltd.                           Ruder Finn, Inc.
Phone: +972-9-970-9339                              Phone: +1-212-593-6319
Fax: +972-9-970-9319                                Fax: +1-212-715-1660
Email: brian@paradigmgeo.com                        Email: curtiss@ruderfinn.com


            DR. MORDECHAI ABIR ELECTED TO PARADIGM GEOPHYSICAL BOARD

HERZLIA, ISRAEL, September 9, 1999 - Paradigm Geophysical Ltd. (NASDAQ:PGEO) announced that Dr. Mordechai Abir was elected to serve on the Board of Directors at its recent Annual General Meeting. Dr. Abir is Senior Strategist in the field of energy and international relations at Schroders & Co., an investment bank, and is a world-renowned expert on the oil economy and oil politics.

"Dr. Abir's extensive expertise in both international affairs and the oil industry will be a strong asset to Paradigm, and we are pleased he has accepted the Board's invitation to serve," said Eldad Weiss, Paradigm's Chairman and Chief Executive Officer. "We expect him to play a prominent role as we implement our geographical expansion strategy to deal with the global nature of the industry," he added.

Dr. Abir, 69, was Professor of Middle Eastern and African Studies at the Hebrew University in Jerusalem and has been a Professor Emeritus since 1995. He has been a Guest Lecturer and Scholar at the NATO Defense College in Rome, The Brookings Institution in Washington, D.C. and the School for Advanced International Studies (SAIS) at Johns Hopkins University in Washington, D.C. He has also been a Lecturer and Consultant on governmental and non-governmental organizations (U.S., U.K., Europe, Israel) concerning International and Middle Eastern Affairs, the oil economy and oil politics. He joined Schroders & Co. in 1979 as a consultant, and has served as its Senior Strategist since 1995.

A native of Israel, Dr. Abir holds a Ph.D. in Middle Eastern Studies and Political Science from London University. He earned Bachelor of Arts and Masters of Arts degrees in Middle Eastern Studies and International Relations from The Hebrew University in Jerusalem.

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Moscow, Caracas, Buenos Aires, Sao Paulo, Perth, Brisbane, Beijing, Jakarta and Singapore.

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"Paradigm Geophysical[R]" is the registered trademark of Paradigm Geophysical
Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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